Exhibit 99.3

Globavend Presents First Half 2025 Financial Results

63.7% Revenue Increase

PERTH, Australia, Sept. 09, 2025 (GLOBE NEWSWIRE) -- Globavend Holdings Limited (“Globavend” or the “Company”) (NASDAQ: GVH), an emerging e-commerce logistics services provider, today announced its unaudited financial results for the six months ended March 31, 2025.

“We are thrilled to report a 63.7% increase in revenue for the first half 2025,” said Frank Yau, CEO at Globavend. “The continued increase in revenue marked an accelerated growth of our business”.

About Globavend Holdings Limited

Globavend Holdings Limited, an emerging e-commerce logistics provider, offers end-to-end logistics solutions in Hong Kong, Australia, and New Zealand. The Company primarily serves enterprise customers, including e-commerce merchants and operators of e-commerce platforms, facilitating business-to-consumer (B2C) transactions. As an e-commerce logistics provider, Globavend delivers integrated cross-border logistics services from Hong Kong to Australia and New Zealand. It provides customers with a comprehensive solution, encompassing pre-carriage parcel drop-off, parcel consolidation, air-freight forwarding, customs clearance, on-carriage parcel transportation, and final delivery.

Forward-Looking Statement

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of the Company. All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements regarding the improvement of the liquidity of our ordinary shares, the positive change in our public float and the strengthening of our balance sheet. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties related to global economic or market conditions, changes in our operating plans or funding requirements, changes in customer demands, changes to our supplier relationships, changes in the availability of labor and other employment needs, changes in the price of necessary expenses required to operate our business and the risks and uncertainties set forth in the "Risk Factors" section of the Company’s Annual Report on Form 20-F for the year ended September 30, 2024, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

For investor and media inquiries, please contact:
Globavend Holdings Limited
Wai Yiu Yau, Chairman and CEO
project@globavend.com (61) 8 6141 3263

GLOBAVEND HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2024 AND MARCH 31, 2025

(US$, except share data, or otherwise note)

	September 30, 2024	March 31, 2025
	US$	US$
		(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,296,462	$915,151
Accounts receivable, net	1,684,644	1,151,308
Interest receivable from a director	-	10,659
Deposits and prepayment	203,178	13,699
Deposits – related party	-	897,436
Deferred costs	374,286	1,684,316
Contract assets	897,409	697,232
Taxes recoverable	-	95,694
Total current assets	$5,455,979	$5,465,495

NON-CURRENT ASSETS
Property, plant, equipment, net	$123,101	$87,932
Right-of-use assets, operating lease	32,711	16,646
Deposits and prepayment	1,743,423	783,487
Deposits – related party	600,000	-
Total non-current assets	$2,499,235	$888,065
TOTAL ASSETS	$7,955,214	$6,353,560

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$649,183	$520,942
Accounts payable – related party	1,627,269	-
Amount due to a director	8,586	-
Other payables and accrued liabilities	235,193	155,248
Taxes payables	224,438	-
Operating lease liabilities - current	$41,019	20,800
Total current liabilities	$2,785,688	$696,990

TOTAL LIABILITIES	$2,785,688	$696,990

Commitments	-

EQUITY

Ordinary shares, $0.001 par value, 2,000,000,000 shares authorized, 74,656 and 74,895 shares issued and outstanding as of September 30, 2024 and March 31, 2025, respectively*	14,931	14,979
Subscription receivable	(13,125)	(13,125)
Additional paid-in capital	3,454,741	3,491,481
Retained earnings	1,712,979	2,163,235
Total shareholders’ equity	$5,169,526	$5,656,570

TOTAL LIABILITIES AND EQUITY	$7,955,214	$6,353,560

*	Retrospectively applied for effect of reverse stock split on July 21, 2025

GLOBAVEND HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025

(US$, except share data, or otherwise note)

	For the six months ended March 31,
	2024	2025
	US$ (unaudited)	US$ (unaudited)
Revenue – third parties	$8,384,790	$13,723,478
Revenue	8,384,790	13,723,478

Cost of revenue - third parties	4,007,266	4,550,026
Cost of revenue – related party	2,719,028	7,725,902
Cost of revenue	6,726,294	12,275,928

Gross Profit	1,658,496	1,447,550

Operating expenses:
General and administrative expenses	505,105	658,292
Total operating expenses	$505,105	$658,292

Income from operations	$1,153,391	$789,258

Other expense, net:
Interest income	29,323	11,299
Interest expense	(1,612)	(550)
Other expense	(142,178)	(239,574)
Total other expense, net	(114,467)	(228,825)

Income before income taxes	$1,038,924	$560,433
Income taxes provision	140,129	110,177
Net income attributable to Globavend Holdings Limited	$898,795	$450,256

Comprehensive income	$898,795	$450,256

Earnings per share - Basic and diluted	$12.57	$6.01

Weighted Average Basic and Diluted Number of Ordinary Shares Outstanding*	71,486	74,895

*	Retrospectively applied for effect of reverse stock split on July 21, 2025

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